

September 27, 2022

Haijun Wang
Chairman and Chief Executive Officer
Atour Lifestyle Holdings Limited
18th floor, Wuzhong Building
618 Wuzhong Road, Minhang District
Shanghai, People's Republic of China

> **Re: Atour Lifestyle Holdings Limited**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed September 16, 2022**
> **File No. 333-256881**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2022 letter.

Amendment No. 7 to Registration Statement on Form F-1 filed September 16, 2022

Cover Page

1.   We note your disclosure that the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Please balance the disclosure here and on pages 6 and 52 regarding the Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it was unable inspect and investigate completely your auditor.

Recent Regulatory Developments, page 5

2. We note the legal opinion of your PRC counsel filed as exhibit 99.2. Please clarify under Prerequisite Regulatory Licenses, Permits and Approvals that your counsel has opined that you are not required to obtain any other permission or approval from regulatory authorities in China to operate your business or conduct this offering.

3. We note your response to comment 7. Please also describe in this section the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 104

4. We note your response to comment 8. In your response you indicate that you do not believe a comparable property analysis is necessary. It appears that your operations were significantly impacted by the increase in number of manachised and leased hotels during the year ended December 31, 2021 compared to 2020. For example, you indicate that the 31.7% total increase in revenues from manachised hotels was primarily attributable to the increase in number of manachised hotels. However, it does not appear that your disclosure quantifies the impact of an increased number of manachised hotels on revenues. Please revise your disclosure throughout your discussion of operations to quantify the impact each significant event that lead to a year over year change (e.g. the impact that adding new hotels or increasing RevPAR had on revenues).

    You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Li He, Esq.